Our ref
Your ref
Telephone
Date

6 May 2005


SEC MAIL
RECEIVED
PROCESSING
MAY 12 2005
WASH, D.C.
202
SECTION


Legal &
General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49



05008111

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- 2005 First Quarter New Business Results
- Management changes

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

P N Horsman
Head of Investor Relations

Our ref
Your ref
Telephone
Date

6 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH. D.C.
202
SECTION


Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- 2005 First Quarter New Business Results
- Management changes

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

P N Horsman
Head of Investor Relations

Stock exchange/press release


SEC MAIL
RECEIVED
PROCESSING
MAY 1 2 2005
WASH, D.C.
202
SECTION

27 April 2005

Legal & General Group Plc
New business results - first quarter 2005

- Worldwide sales up 43% to £307m APE[1]
  - Core UK individual life and pensions up 21%
  - Exceptional growth in retail investments and group life and pensions
- New fund management business of £3.4bn
  - Total funds under management £167bn

New business APE	Q1 2005	Q1 2004	Change
UK individual business			
- life and pensions	£158m	£131m	+21%
- retail investments	£75m	£39m	+92%
- total individual business	£233m	£170m	+37%
UK group life and pensions	£50m	£23m	+117%
UK total	£283m	£193m	+47%
International (including unit trusts)	£24m	£22m	+9%
Worldwide total	£307m	£215m	+43%

[1] Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums for life, pensions and retail investment business.

Group Chief Executive, David Prosser, said:
"Legal & General's carefully built brand, distribution and product strengths have delivered an impressive start to 2005. Worldwide new business has grown by 43% and, within this, UK new business has increased by 47%.

"Our UK individual life and pensions business grew 21%, driven by superior performance in both unit-linked bonds and individual pensions. Our retail investments business benefited from some significant one-off contributions. Group life and pensions business has more than doubled, with high levels of bulk purchase annuity sales and good growth in group risk at maintained margins. We have recently experienced some increased competition in the individual protection market, but market conditions and pricing for other life and pensions products remain unchanged.

"For the twenty-ninth consecutive quarter, Legal & General Investment Management has averaged over £1bn of new funds each month.

"Looking forward to the rest of 2005, we expect to continue to build our market share profitably."

Overview
Our UK business continued to benefit from our broad spread of good value products and our wide distribution network. Individual life and pensions business was 21% ahead of the corresponding quarter last year, albeit lower than the final quarter of 2004, reflecting both the housing market downturn and increased competition in life protection products. In the corporate market, we made good progress in both group risk business and in bulk purchase annuities.

Our Continental European businesses have shown good growth in single premiums although in the USA, new annual premium business was slightly lower.

Legal & General Investment Management achieved strong growth in funds under management to £167bn (2004: £143bn) adding a further £3.4bn of new business.

UK new business
Individual life
Annual premium sales for mortgage related protection business fell to £20m (2004: £25m) as the impact of a slowing housing market was only partly offset by extending distribution. Other protection business remained steady at £12m. Although overall volumes were lower, we are confident Legal & General has maintained its leading market share in life protection business.

Continued strong demand for unit-linked bonds, where volumes rose 66%, more than offset the decline in with-profits bond sales. In aggregate, single premium sales for the quarter rose to £491m (2004: £384m), an increase of 28%.

Individual pensions
New annual premium business benefited from an improved service offering, growing 32% to £37m (2004: £28m). Single premium new business also grew strongly - up 47% to £400m (2004: £273m) with a significant increase in pension transfer business and maintained individual annuity volumes.

Unit trusts and ISAs
While regular and single payment ISA sales fell, single payment unit trust sales more than trebled to £634m. In total, ISA and unit trust sales grew to £75m APE (2004: £39m). This figure included £15m APE of institutional sales (2004: £5m) and further benefited from the restructuring of a number of Barclays UK funds which resulted in a one off benefit of £32m APE in new business to Legal & General.

Group life and pensions
New business increased to £50m APE (2004: £23m), with good progress in group risk business and significantly increased levels of bulk purchase annuities. Group risk new annual premiums were £22m over the quarter (2004: £13m). Single premiums for bulk purchase annuity business, where we continued to maintain pricing discipline, were £264m from 55 schemes compared to £91m in the corresponding quarter last year.

Institutional fund management
Legal & General Investment Management is the largest UK equity investor and continued its record of averaging £1bn new business per month with total new business of £3.4bn over the quarter. At 31 March 2004, total funds under management were £167bn.

International business
In the USA, annual premium new business was $19m (2004: $22m). New business received was lower in the first quarter of 2005 but recent levels of applications have recovered.

Our Continental European operations produced increased new business of €20m APE (2004: €16m). Annual premium business was broadly stable but single premium business, including unit trusts, grew by 26%.

In sterling terms and based on average exchange rates, total international new business increased to £24m APE (2004: £22m).

UK distribution
Late in 2004 we announced an important, single tie agreement with Bradford & Bingley. We started advising customers on term assurance in the middle of January and have introduced the first stage of our multi-fund proposition at the beginning of April.

At the beginning of March, Barclays Bank announced that their existing IFA and tied advisers will switch to a multi-tied basis. The existing mortgage related term assurance business will remain tied to Legal & General. As mentioned above, we have also benefited from the restructuring of some of Barclays UK investment funds.

Earlier this month, we announced an £18.6m investment in the distribution platform Cofunds, reinforcing our commitment to fund choice for advice based sales in insurance bonds, unit trusts, ISAs and pensions. Cofunds is one of the fastest growing platforms and one which is committed to supporting financial intermediaries.

The introduction of the regulation of mortgage advice at the end of last year provided an opportunity for us to further develop mortgage related distribution. Legal & General Partnership Services has established a network of over 2,200 tied mortgage advisers selling Legal & General protection products. Our e-enabled proposition is market leading and provides an excellent platform for growth.

Outlook
We believe our first quarter results show further improvement in consumer confidence in savings and investment products. Additionally, we expect the trend for market share concentration to continue and with Legal & General's strengths in brand, distribution and good value for money products, we believe we will continue to gain market share profitably.

Enquiries

For further information contact:

Investors:	Media:
Peter Horsman	John Morgan
Head of Investor Relations	Head of Public Relations
020 7528 6362	01737 375353
Nicola Marshall	Anthony Carlisle
Investor Relations Manager	Citigate Dewe Rogerson
020 7528 6263	07973 611888

Notes

1. A copy of this announcement can be found in the shareholder section of our website at http://investor.legalandgeneral.com/releases.cfm

2. Financial Calendar:

28 July 2005	Interim results and second quarter new business
20 October 2005	Third quarter new business.

Stock exchange/press release

6 May 2005

Management changes

Legal & General Group Plc today announced that David Binding, who has been Group Secretary since 1994, has decided to leave Legal & General at the end of July 2005 to pursue private interests.

Claire Davies, 43, will be appointed Group Secretary with effect from 1 August 2005. Claire is a solicitor and is currently a director in Ernst & Young's regulatory practice. She has wide ranging experience in financial services including a previous period of employment with Legal & General as Company Secretary of Legal & General Bank and latterly as Director, Compliance Policy within Legal & General Assurance Society Limited.

Group Chairman, Rob Margetts said: "All members of the Board are very appreciative of the considerable support and guidance which David Binding has given us over the last ten years and in particular for his valuable contribution on corporate governance issues. We wish him well for the future and look forward to welcoming Claire Davies to her new role."

For further information contact:

Investors:
Peter Horsman
Head of Investor Relations
020 7528 6362

Media:
John Morgan
Media Relations Director
01737 375353